VIREXX MEDICAL CORP.

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Form of Proxy - Annual General Meeting to be held on May 3, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 p.m., Mountain Time, on May 1, 2007.

    Appointment of Proxyholder
I/We being shareholders of VIREXX MEDICAL CORP. hereby appoint: Dr. D. Lome Tyrrell, Chief Executive Officer and Chief Scientific Officer of the Corporation	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of VIREXXMEDICAL CORP. to be held at the coast Terrace Inn, Edmonton South, 4440 Gateway Boulevard, Edmonton, Alberta, T6H 5C2, on May 3, 2007 at 2:00 pm and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors	For	Against

To fix the number of Directors of the Corporation at six (6).	[ ]	[ ]

2. Election of Directors

01. Dr. D. Lorne Tyrrell	For	Withhold	02.	Peter Smetek	For	Withhold	03.	Michael Marcus	For	Withhold
	[ ]	[ ]			[ ]	[ ]			[ ]	[ ]

04. Douglas Gilpin	For	Withhold	05.	Jacques R. Lapointe	For	Withhold	06.	Yves Cohen	For	Withhold
	[ ]	[ ]			[ ]	[ ]			[ ]	[ ]

3. Appointment of Auditors	For	Withhold

Appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and to authorize the directors to fix the auditor’s remuneration.	[ ]	[ ]

4. Stock Option Plan Amendment	For	Against

Approving an ordinary resolution, with or without variation, to adopt the amended Stock Option Plan annexed as Schedule “B” to the Information Circular.	[ ]	[ ]

5. By-law Amendment	For	Against

Approving an ordinary resolution, with or without variation, to amend section 3.11 of the Corporation’s by-laws to grant the Chairman of the Board of Directors a casting vote.	[ ]	[ ]

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
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